Contact

www.linkedin.com/in/davidcantorfr
(LinkedIn)

Top Skills

Consumer Products
Customer Insight
Shopper Marketing

David Cantor

Folk Revival - Founder & CEO
Tenafly, New Jersey, United States

Summary

“Come out to the coast, we'll get together, have a few laughs…'”

Experience

Folk Revival
Founder
October 2021 - Present (2 years)
New York City Metropolitan Area

Dr. Praeger's Sensible Foods
VP Marketing
October 2014 - September 2021 (7 years)

Terrace Marketing
Principal
September 2013 - October 2014 (1 year 2 months)

Natural Food & Beverage Brand Management Consulting

Steuben Foods
2 years 7 months

VP Marketing and New Ventures
November 2011 - August 2013 (1 year 10 months)

Director of Marketing
February 2011 - December 2011 (11 months)

Parent company of Dora's Naturals

Steuben Foods / Dora's Naturals
Brand Manager - Evolve Kefir and ZenSoy
August 2009 - November 2010 (1 year 4 months)

Novartis
Senior Associate Marketing Manager
July 2008 - July 2009 (1 year 1 month)

Mars

3 years 1 month

Marketing Manager- Seeds of Change Chocolate
May 2006 - June 2008 (2 years 2 months)

Sales Manager- Natural Specialty Channels
June 2005 - May 2006 (1 year)

Mars
Assistant Marketing Manager
2003 - 2005 (2 years)

Acirca
Intern
2002 - 2002 (less than a year)

Urban Organic
Manager
1999 - 2000 (1 year)

Education

University of Wisconsin-Madison

BA, Psychology

Tufts University

School; Master's Degree, Nutrition Science and Policy